CTDC to Ramp Up Its First Sno2 Production Line to Reach Production Level

HONG KONG – September 4, 2008 - China Technology Development Group Corporation (Nasdaq: CTDC; “CTDC” or “the Company”), a provider of solar energy products and solutions in China focusing on a-Si thin film technology, today announced that it had commenced the commercial production of SnO2 solar base plate, a TCO (transparent conductive oxide) substrate which is used as a key top electrode of a-Si thin film solar cell, on September 1, 2008 at its facility located in China Merchants Zhangzhou Development Zone, near Xiamen, China. CTDC’s first SnO2 production line expects to produce up to 70,000 – 80,000 plates per annum once the line reaches full capacity. By 2009, the Company expects to expand its production capacity to supply to the a-Si thin film solar module manufacturers to produce equivalent to ~20-30 MW.

SnO2 base plate is a type of TCO substrate, which is the key upstream component for a-Si thin-film solar cell to maximize its efficiency. In recent years, the photovoltaic industry production has been expanding so fast with yearly growth rates over the last five years were in average more than 40%. Thin-film PV was only 5% of the entire PV market a few years ago, but its production grew so fast by almost 107% in 2007 and expected to account for 35% of the PV market by 2015. Meanwhile, as a key upstream component of a-Si thin film solar cell, SnO2 base plate has begun to be widely used.

With the efforts of the joint engineering team from CTDC and our partners, the Company continues to further develop the advanced TCO processes, incorporated improved technologies and equipments that make its SnO2 base plate with high quality and low cost. The improvements include the adoption of new heating process, advanced spray device and exhaust system, which allows the product to meet international standards with high transmission, good conductivity and high haze to help trap light into the amorphous silicon layer of a-Si solar cell.

“We are excited to have reached this milestone in less than a year. This is a big step towards our goal of reaching the full production capacity of our product in the near term,” commented by Alan Li, Chairman and CEO of CTDC. “We expect to continue to meet the growing market demand for solar base plates. In addition, the production and sales of SnO2 solar base plates will become a new and stable profit growth point of the Company. We aim to substantially raise production capacity of product and reduce production cost through expansion of the production lines, as well as steadily technical innovations.”

About CTDC:
CTDC is a provider of solar energy products and solutions in China focusing on a-Si thin-film technology. CTDC’s ultimate principal shareholder is China Merchants Group (http://www.cmhk.com), one of the biggest state-owned conglomerates in China.

For more information, please visit our website at http://www.chinactdc.com.

Forward-Looking Statement Disclosure:
It should be noted that certain statements herein which are not historical facts, including, without limitation, those regarding: A) the timing of product, service and solution deliveries; B) our ability to develop, implement and commercialize new products, services, solutions and technologies; C) expectations regarding market growth, developments and structural changes; D) expectations regarding our product volume growth, market share, prices and margins; E) expectations and targets for our results of operations; F) the outcome of pending and threatened litigation; G) expectations regarding the successful completion of contemplated acquisitions on a timely basis and our ability to achieve the set targets upon the completion of such acquisitions; and H) statements preceded by “believe,” “expect,” “anticipate,” “foresee,” “target,” “estimate,” “designed,” “plans,” “will” or similar expressions are forward-looking statements. These statements are based on management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors that could cause these differences include the risk factors specified on our annual report on Form 20-F for the year ended December 31, 2007 under “Item 3.D Risk Factors.” Other unknown or unpredictable factors or underlying assumptions subsequently proving to be incorrect could cause actual results to differ materially from those in the forward-looking statements. The Company does not undertake any obligation to update publicly or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.